Mail Stop 3561

April 8, 2008

George Suzuki, President
Pacific Fuel Cell Corp.
131 N. Tustin Ave., Ste. 100
Tustin, CA 92780

      Re: **Pacific Fuel Cell Corp.**
              Form 10-KSB for the Fiscal Year Ended December 31, 2006
              File No. 000-28031

Dear Mr. Suzuki:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

              Sincerely,

              Tia Jenkins
              Senior Assistant Chief Accountant
              Office of Beverages, Apparel and
              Health Care Services